UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     Telvent GIT, S.A. (the “Company” or “Telvent”) is a leading real-time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;

(4)	“Asia-Pacific” includes Australia;

(5)	“Convertible Notes”, the “Notes”, or “Senior Subordinated Convertible Notes” refers to the sale on April 19, 2010 of U.S. $200 million in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015;

(6)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;

(7)	“Latin America” includes Mexico;

(8)	“Matchmind” refers to our subsidiary Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007 and which have been merged into Telvent Global Services, S.A.;

(9)	“North America” refers to the United States and Canada;

(10)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(11)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(12)	“SEC” refers to the United States Securities and Exchange Commission;

(13)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(14)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(15)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007, and which was merged into Telvent Farradyne (now known as Telvent USA Corporation) on April 1, 2010;

(16)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(17)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC, on May 8, 2008;

(18)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009 under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;

(19)	“Telvent Energía” refers to our subsidiary Telvent Energía, S.A.;

(20)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(21)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006 (now known as

Telvent USA Corporation as a result of the merger of Telvent USA, Telvent Traffic, Telvent Caseta and Telvent Miner & Miner into Telvent Farradyne and the change of the name of Telvent Farradyne Inc. to Telvent USA Corporation effective July 1, 2010);

(22)	“Telvent Global Services” refers to Telvent Global Services, S.A., entity resulting from the merger effective July 1, 2010, of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2020 S. L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.);

(23)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(24)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A. (now known as Telvent Global Services, S.A., as a result of the merger of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A., GD 21, S.L., Galian 2020 S. L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.);

(25)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc. (now known as Telvent USA Corporation, as a result of the merger of Telvent Traffic North America Inc. into Telvent Farradyne and the change of the name of Telvent Farradyne Inc. to Telvent USA Corporation effective July 1, 2010);

(26)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;

(27)	“Telvent USA Corporation” refers to our subsidiary Telvent USA Corporation, a Maryland corporation, the result of the merger of Telvent USA, Inc., Telvent Traffic North America, Inc., Telvent Farradyne Inc., Telvent Caseta Inc. and Telvent Miner & Miner, Inc;

(28)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes and its subsidiaries unless the context otherwise requires; and

(29)	“U.S. GAAP” is the abbreviation for United States Generally Accepted Accounting Principles.

     I. Financial Information
A.	Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€60,423	€70,360
Other short-term investments	2,022	2,114
Derivative contracts	3,873	2,717
Accounts receivable (net of allowances of € 2,503 as of March 31, 2011 and € 2,291 as of December 31, 2010)	150,303	129,860
Unbilled revenues	358,011	327,010
Due from related parties	24,355	26,008
Inventory	19,026	13,417
Other taxes receivable	23,049	28,750
Deferred tax assets	5,149	1,659
Other current assets	7,027	6,544

Total current assets	€653,238	€608,439
Deposits and other investments	7,796	7,725
Investments carried under the equity method	19,603	9,321
Property, plant and equipment, net	80,849	83,700
Long-term receivables and other assets	10,762	10,874
Deferred tax assets	65,509	69,578
Other intangible assets, net	194,477	201,793
Goodwill	243,796	256,886
Derivative contracts long-term	6,060	3,987

Total assets	€1,282,090	€1,252,303

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€227,695	243,741
Billings in excess of costs and estimated earnings	81,315	79,302
Accrued and other liabilities	22,941	16,377
Income and other taxes payable	22,901	39,991
Deferred tax liabilities	4,461	5,709
Due to related parties	122,036	30,875
Current portion of long-term debt	37,594	28,868
Short-term debt	37,305	48,219
Short-term leasing obligations	1,399	1,656
Derivative contracts	4,294	3,121

Total current liabilities	€561,941	€497,859
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share amounts)

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Long-term debt less current portion	171,505	191,386
Long-term leasing obligations	1,716	1,700
Derivative contracts long-term	32,274	32,508
Other long term liabilities	25,938	25,230
Convertible notes, net of conversion option	99,531	103,534
Deferred tax liabilities	44,279	45,963
Unearned income	3,352	1,514

Total liabilities	€940,536	€899,694

Commitments and contingencies	—	—

Equity:
Non-controlling interest	607	509
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized and issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in capital	94,010	93,972
Accumulated other comprehensive income (loss)	(14,886)	1,494
Retained earnings	164,075	158,886

Total shareholder’s equity	€340,947	€352,100

Total equity	€341,554	€352,609

Total liabilities and equity	€1,282,090	€1,252,303

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2011	2010
Revenues	€163,710	€157,731
Cost of revenues	100,158	94,960

Gross profit	€63,552	€62,771

General and administrative	28,107	30,057
Sales and marketing	8,659	8,247
Research and development	4,079	2,834
Depreciation and amortization	9,210	7,954

Total operating expenses	€50,055	€49,092

Income from operations	13,497	13,679
Interest expense	(6,867)	(7,367)
Interest income	3	72
Other financial income/(expense), net	(1,046)	(2,326)
Income from companies carried under the equity method	846	2,196

Total other income (expense)	€(7,064)	€(7,425)

Income before income taxes	6,433	6,254
Income tax expense (benefit)	1,142	196

Net income	€5,291	€6,058

Loss/(profit) attributable to non-controlling interest	(102)	(330)

Net income attributable to the parent company	€5,189	€5,728

Add back
Convertible debt interest expense, net of tax (*)	€2,561	€—
Change in fair value of embedded call option, net of tax (*)	€(1,910)	€—

Adjusted net income attributable to the parent company for diluted EPS	€5,840	€5,728

Basic net income attributable to the parent company per share	€0.15	€0.17

Diluted net income attributable to the parent company per share	€0.15	€0.17

Weighted average number of shares outstanding
Basic	33,723,197	33,723,197
Diluted	39,945,962	34,094,159

(*)	Add-back amounts include exchange rate differences.
The Unaudited Consolidated Statements of Operations include the following income (expense) items from transactions with related parties. Cost of revenues include costs generated with related parties, and not all the costs incurred to generate related parties revenues.

	Three Months Ended March 31,
	2011	2010
Revenues	€4,100	€2,584
Cost of revenues	(1,971)	(924)
General and administrative	(9,201)	(7,006)
Financial income (expense), net	(1,112)	(2,474)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	€5,291	€6,058
Less loss/(profit) attributable to non-controlling interest	(102)	(330)

Net income attributable to the parent company	5,189	5,728
Adjustments to reconcile net income attributableto the parent company to net cash provided by operating activities	12,135	10,468
Change in operating assets and liabilities, net of amounts acquired	(61,239)	(66,551)
Change in operating assets and liabilities due to temporary joint ventures	(184)	(1,046)
Adoption of SFAS 167	—	(5,707)

Net cash provided by (used in) operating activities	€(44,099)	€(57,108)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	87	445
Due from related parties	—	(46,493)
Acquisition of subsidiaries, net of cash	(467)	(2,704)
Purchase of property, plant & equipment	(1,710)	(2,173)
Investment in intangible assets	(3,603)	(4,223)
Acquisition of investments	(9,600)	(667)
Sale of internal IT outsourcing business to Abengoa	—	3,599

Net cash provided by (used in) investing activities	€(15,293)	€(52,216)

Cash flows from financing activities:
Proceeds from long-term debt	—	33
Repayment of long-term debt	(10,174)	(4,329)
Proceeds from short-term debt	446	12,247
Repayment of short-term debt	(13,367)	(34,216)
Proceeds (repayments) of government loans	1,418	595
Due to related parties	72,868	120,076

Net cash provided by (used in) financing activities	€51,191	€94,406

Net increase (decrease) in cash and cash equivalents	€(8,201)	€(14,918)
Net effect of foreign exchange in cash and cash equivalents	(1,736)	2,378
Cash and cash equivalents at the beginning of period	70,033	92,340
Joint venture cash and cash equivalents at the beginning of period	327	554

Cash and cash equivalents at the end of period	€60,423	€80,354

Supplemental disclosure of cash information
Cash paid for the period:
Income Taxes	€757	€980
Interest	4,315	4,132
Non-cash transactions:
Capital leases	€—	€352

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros, except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2010	34,094,159	€102,455	€(4,707)	€93,972	€158,886	€1,494	€509	€352,609

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	5,189	—	—	5,189
Foreign currency translation adjustment	—	—	—	—	—	(20,496)	(4)	(20,500)
Net investments hedges, net of tax						4,120		4,120
Derivatives qualifying as hedges	—	—	—	—	—	(4)	—	(4)

Total comprehensive income								(11,195)
Adoption of SFAS 167	—	—	—	—	—	—	—	—
Extraordinary variable compensation plan	—	—	—	—	—	—	—	—
Parent company stock purchase plan	—	—	—	38	—	—	—	38
Net change in non-controlling interest	—	—	—	—	—	—	—	—
Profit attributable to non-controlling interest	—	—	—	—	—	—	102	102

Balance, March 31, 2011	34,094,159	€102,455	€(4,707)	€94,010	€164,075	€(14,886)	€607	€341,554

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or the “Company”), which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds 40% of Telvent’s outstanding shares indirectly through its subsidiaries.
     Telvent is a leading real-time IT solutions and information provider for a sustainable world that specializes in high value-added real time services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telvent’s customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excludes Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the United States Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the three-month period ended March 31, 2011 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 7, 2011.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In April 2011, the FASB issued ASU 2011-02 to provide additional guidance on a creditor’s determination of whether a restructuring is a troubled debt restructuring. The additional guidance was provided to assist a creditor in determining whether it has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining if a restructuring constitutes a troubled debt restructuring. The update is effective for the first interim or annual period beginning on or after June 15, 2011. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
4. Earnings per share
     Basic net income attributable to the parent company per share was computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding.
     Diluted net income attributable to the parent company per share was computed according to ASC 260-10-55, by application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and the resulting shares are included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation in the three-month period ended March 31, 2011, is not anti-dilutive, so conversion is assumed.
     The following table shows a reconciliation of net income and weighted-average number of ordinary shares outstanding for purposes of calculating diluted net income per share:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
Adjusted net income attributable to the parent company for diluted EPS:
Net income	€5,291	€6,058
Loss/(profit) attributable to non-controlling interest	(102)	(330)
Net income attributable to the parent company	5,189	5,728
Add back:
Convertible debt interest expense, net of tax (*)	2,561	—
Change in fair value of embedded call option, net of tax (*)	(1,910)	—

Adjusted net income attributable to the parent company	5,840	5,728

Weighted average number of shares outstanding, for diluted EPS:

Diluted weighted average number of shares of stock outstanding	34,094,159	34,094,159
Add:

Weighted average number of shares issuable, upon conversion of convertible notes	5,851,803	—

Weighted average number of shares, for diluted EPS	39,945,962	34,094,159

Basic net income attributable to the parent company, per share	0.15	0.17

Diluted net income attributable to the parent company, per share	0.15	0.17

(*)	Addback amounts include exchange rate differences.
5. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energía, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS”). As of December 31, 2010, Telvent Energía owned a 49% interest in Telvent DMS, while the DMS Group owned the remaining 51%.
     On January 24, 2011, Telvent Energía signed several agreements related to the acquisition of an additional 8% stake in Telvent DMS:
     Stake Transfer Agreement (“STA”) to Purchase an Additional 8% Stake in Telvent DMS
     On January 24, 2011, Telvent Energía entered into a Stake Transfer Agreement (the “STA”) with DMS Group pursuant to which Telvent Energía acquired an additional 8% of DMS Group’s interest in Telvent DMS (the “Acquisition”).
     Under this STA, Telvent Energía paid DMS Group a fixed amount of € 9,600 on the closing of the Acquisition and will pay, a variable amount equal to 1.5% of certain bookings which are signed within 5 years after the closing between one of the Company’s subsidiaries and a client

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
and which include the supply of Smart Grid IT Solution Suite systems. Each portion of the variable amount will be paid within 30 days after the receipt of payment from a client.
     DMS Group has the right to buy back the 8% interest in Telvent DMS (the “Buy Back Right”) if: (i) within a period of 5 years from the Closing, more than 89% of the shares of Telvent GIT are acquired by an entity other than Abengoa S.A. or an entity controlled by Abengoa S.A.; (ii) Telvent Energía fails to pay any installment of the payments set forth below under the caption “Amendment to Telvent DMS Joint Venture Agreement”; or (iii) Telvent Energía fails to loan any amounts set forth below under the caption “Loan Agreement with DMS Group”. If DMS Group exercises the Buy Back Right, the purchase price will be: (i) the fixed amount paid by Telvent Energía to DMS Group set forth above (€  9.6 million) plus (ii) taxes and all costs related to the exercise of the Buy Back Right plus (iii) an amount equal to the fixed amount multiplied by the 30-day EURIBOR rate of interest of the European Central Bank for each year between the Closing and DMS Group’s exercise of the Buy Back Right. DMS Group will have 5 years, at an annual interest rate of 5%, to make the payment required by its exercise of the Buy Back Right. DMS GROUP does not have to make any payments during the first year and thereafter will pay the purchase price in 16 quarterly payments with interest.
     Telvent Energía is financing the Acquisition through cash on hand.
Amendment to Telvent DMS Joint Venture Agreement
     On January 24, 2011, Telvent Energía and DMS Group entered into an amendment (the “Joint Venture Amendment”) to the joint venture agreement between Telvent Energía and DMS Group dated May 8, 2008 under which the parties agreed to make additional capital contributions to Telvent DMS. The total amount to be contributed is €  24,000, payable over a 3-year period and will be contributed by the parties in accordance with their respective ownership interests in Telvent DMS (Telvent Energía: 57%, DMS Group: 43%). Accordingly, Telvent Energía agreed to contribute a total of €  13,700, payable in quarterly installments. The additional capital contributions will be used by Telvent DMS for the sole purpose of funding a three-year research and development plan for DMS Software and Smart Grid Solutions Suite.
Loan Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group also entered into a loan agreement (the “Loan”) under which Telvent Energía will loan DMS Group an amount equal to €  10,320, which must be used by DMS Group to fund its required capital contributions pursuant to the Joint Venture Amendment. The Loan is divided among three facilities: (i) Facility A, in the amount of €  3,440 that will be made available by Telvent Energía quarterly from April 1, 2011 (First Facility A Installment Date) until January 2012; (ii) Facility B, in the amount of €  3,440, that will be made available by Telvent Energía quarterly from April, 1 2012 (First Facility B Installment Date) until January 2013 (iii) Facility C, in the amount of €  3,440, that will be made available by Telvent Energía quarterly from April 1, 2013 (First Facility C Installment Date) until January 2014.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     For each of the three facilities, DMS Group will make annual interest only payments starting on the 1.5 year anniversary of each First Facility Installment Date and ending on October 1, 2014, and quarterly payments on the principal amount plus any interest for a period of 4.5 years starting January 1, 2015. The Loan will bear interest at a rate of 9.3% per year.
     Telvent Energía is financing the Loan through cash on hand.
Amendment to Shareholders Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into an amendment (the “Shareholders Amendment”) to the Shareholders Agreement between Telvent Energía and DMS Group dated May 8, 2008. The Shareholders Amendment specifies that, even though Telvent Energía owns a majority of the ownership interests in Telvent DMS as a result of the closing of the Acquisition, the Acquisition does not affect the Telvent DMS decision making process in effect prior to the Acquisition unless certain specified events occur.
     As the Telvent DMS decision making process has not been modified by the agreements signed in 2011, the Company has recorded this investment under the equity method. The total carrying value of equity method investment that corresponds to Telvent DMS as of March 31, 2011 and December 31, 2010 is € 16,380 and € 6,392, respectively.
     In addition, the Company has other equity method investments as described below.
6. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. ASC 810 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     Joint ventures in which the Company participates with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, and such committee makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require the consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
interest entity that most significantly impact the entity’s economic performance. As a result, the Company concluded that in joint ventures established with unrelated parties power is shared, and thus no party is the primary beneficiary. Accordingly, such investments are carried under the equity method.
     The Company also participates in joint venture arrangements with related parties, mostly with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if the Company is the member most closely associated with the joint venture.
     Total revenues and cost of revenues recognized with respect to the consolidated joint ventures, which include the revenues and cost of revenues attributable to other venture partners in these arrangements for the three-month periods ended March 31, 2011 and 2010, respectively, were as follows:

	Three Months Ended March 31,
	2011	2010
Total revenues consolidated from UTEs	€735	€1,318
Total revenues attributable to other venture partners	231	492

Total cost of revenues consolidated from UTEs	€638	€272
Total cost of revenues attributable to other venture partners	200	—

Total assets and liabilities coming from these consolidated UTEs were the following:

	As of March 31,	As of December 31,
	2011	2010
	(Unaudited)	(Audited)
Total current assets consolidated from UTEs	€3,976	€4,935
Total non-current assets consolidated from UTEs	€8,490	€8,531

Total current liabilities consolidated from UTEs	€1,398	€1,357
Total non-current liabilities consolidated from UTEs	€9,534	€9,947
     The total carrying value of equity method investments that correspond to UTE joint ventures as of March 31 2011 and December 31, 2010 is € 3,223 and € 2,929, respectively, and is classified in “Investments carried under the equity method” in our Consolidated Balance Sheets. The Company also carries other investments under the equity method as described in Note 5.
     There are no consolidated assets that are collateral for the UTEs obligations. The Company’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated was € 31,330 as of March 31, 2011.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
7. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Raw Materials	€9,704	€8,467
Work-in-progress	9,322	4,950

	€19,026	€13,417

8. Short-term and Long-term Debt
Syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España
     On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170,000. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this facilities agreement, which increased the aggregate principal amount of the original agreement by € 13,000 to € 183,000. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. The facilities are structured in two tranches, a term loan facility of € 100,000 and a revolving facility up to € 83,000.
     The term loan facility is required to be repaid no later than March 23, 2014. The first installment payment of € 10,000 was due and paid on March 23, 2011. The remaining principal amounts are payable as follows: € 20,000 on March 23, 2012; € 30,000 on March 23, 2013; and € 40,000 on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
     The term loan facility’s initial interest rate was calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s initial interest rate was calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. After March 23, 2011, and based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants and events of default typical in such a transaction of this size and type.
9. Convertible Notes
     On April 6, 2010, Telvent entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., in connection with the offering and sale of U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”), due 2015. On April 19, 2010, the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The terms of the Notes are as follows:
a)	The amount issued is U.S. $200,000 and will mature on April 15, 2015.
b)	Interest will be paid semi-annually in arrears at a rate of 5.50% per year, on April 15 and October 15 of each year, beginning on October 15, 2010.
c)	Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election.
d)	If converted, the Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per one thousand U.S. dollars principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The Notes are a complex hybrid instrument bearing an embedded option. If converted, the Company can elect to redeem the Notes either by providing the noteholder, in cash, the redemption amount of the security or the number of ordinary shares into which the security is convertible. The embedded option qualifies to be separated from the Notes and accounted for as a derivative instrument in accordance with U.S. GAAP, with an offsetting debit that reduces the carrying amount of the Notes, due to the fact that the conversion strike price is denominated in a currency (U.S. $) other than the issuer’s functional currency (Euro).
     As a result, at the time of issuance, the option was separated from the Notes and recorded as a derivative liability at fair value, with changes in fair value recorded in the Consolidated Statement of Operations as “Other financial income (expense), net”. The remaining proceeds of the Notes were classified as Debt and are recorded following the effective interest method. Interest expense includes the amortization of the original value of the conversion option.
     The initial fair value of the embedded call option, on April 19, 2010, was U.S. $60,571 (€ 44,861). As of December 31, 2010, the fair value of the option was U.S. $34,102 (€ 25,522).

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
As of March 31, 2011, the fair value of the option was U.S. $32,270 (€ 22,793). As a result, the Company has recorded financial income amounting to U.S. $1,832 (€ 2,729) in the three-month period ended March 31, 2011.
     The remaining proceeds from the issuance of the bonds are classified as long-term debt and recorded net of the initial fair value of the conversion option and related debt issuance costs, following the effective interest method. The carrying amount of the notes as of March 31, 2011 is U.S. $140,916 (€ 99,531). Interest is recognized on the notes using the effective interest method, and includes the amortization of the original value of the conversion option. For the period ended March 31, 2011, interest cost relating to the contractual interest coupon amounted to U.S. $2,750 (€ 2,011), and interest cost relating to the amortization of the initial value of the call option and to the amortization of debt issuance costs amounted to U.S. $2,574 (€ 1,882).
     As of March 31, 2011, the stock price of Telvent was lower than the conversion price of the Notes, so the Notes’ if-converted value does not exceed their principal amount.
10. Financial Instruments
Derivatives
     In the normal course of business, the Company’s subsidiaries enter into contracts where revenues and costs are denominated in currencies different from their functional currency, which are principally the U.S. Dollar and the Euro. These contracts normally are hedged against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity. The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income) is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is mainly based on a rate of one-month to one-year EURIBOR, Adjusted Eurocurrency Rate (as defined in the debt obligation) and Alternate Base Rate (as defined in the debt obligation), plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The Company’s exposure is limited to the premiums paid to purchase the caps. No premiums were paid to purchase the caps during the three-month periods ended March 31, 2011, and 2010, respectively.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the three-month period ended March 31, 2011, resulted in an expense of € 730, and has been recorded within “Other financial income/(expense)” in the Company’s Consolidated Statement of Operations.
     The effective portion of cash flow hedges recorded in other comprehensive income amounted to € (124) net of tax, and will be reclassified to earnings over the next twelve months.
     In addition, as explained in Note 9, the Company issued U.S. $200,000 of Notes that bear an embedded call option accounted for as a derivative instrument.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency, interest rate contracts and call option embedded in the convertible notes.

	As of March 31, 2011
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€7,614	€108,125	€13,400	€130,392
Canadian Dollars	404	13,071	200	7,415
Jordan Dinars	37	632
Qatari Riyals	64	649	23
Kuwaiti Dinar	42	361
British Pounds	3	342	15	225
Euro	390	10,863	137	8,261
Australian Dollars	0	27		56

	€8,554	€134,070	€13,775	€146,349

Interest rate contracts:
Interest rate caps and swaps	1,379	81,834	—	—
Convertible Notes embedded call option:	—	—	22,793	141,263

Total	€9,933	€215,904	€36,568	€287,612

	As of December 31, 2010
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€5,398	€103,182	€9,581	€144,839
Canadian Dollars	371	14,771	283	11,446
Jordan Dinars	7	632	—	—
Qatari Riyals	16	672	5	—
Kuwaiti Dinar	43	376	—	—
British Pounds	3	102	21	634
Euro	165	5,000	217	6,564

	€6,003	€124,735	€10,107	€163,483

Interest rate contracts:
Interest rate caps and swaps
Convertible Notes embedded call option:	701	89,997	25,522	149,678

Total	€6,704	€214,732	€35,629	€313,161

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Consolidated Balance Sheets, with related gains and losses recorded in earnings.
     As required by ASC 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other observable inputs (not included in Level 1) that are available for the financial instrument, in order to measure its fair value.
Hedge of net investment in foreign operations
     The Company is applying net investment hedge on the net assets of Telvent DTN. On October 28, 2008, Telvent Export, S.L. acquired 100% of the shares of DTN Holding Company Inc., whose functional currency is the U.S. Dollar. Total net assets of Telvent DTN amounted to U.S. $353,180 as of March 31, 2011, including goodwill and fair value adjustments arising out of the acquisition. The non-derivative hedging instrument designated as an economic hedge of the net investment in this foreign subsidiary are the U.S. $200,000 Notes issued, with a carrying amount of € 99,531 as of March 31, 2011.
     The translation gain or loss determined by reference to the spot exchange rate between the transaction currency of the debt and the functional currency of the investor, after tax effects, has been reported in the same manner as the translation adjustment associated with the hedged net investment, in the cumulative translation adjustment section of other comprehensive income, as the following conditions are met: the notional amount of the non-derivative instrument (debt) matches the portions of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment (U.S. $).
     The effective portion of net investment hedges recorded in other comprehensive income during the period ended March 31, 2011 amounted to € 4,120, net of tax, and will be reclassified to profit or loss only at the moment of the disposal of the net investment in the foreign operation. No hedge ineffectiveness has been recognized as profit or loss.
Fair Values of Financial Instruments
     The Company has various financial instruments that are measured at fair value on a recurring basis, including derivatives. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure our assets and liabilities using inputs from the following three levels of the fair value hierarchy:
•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1, that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
     The Company uses the following methods and assumptions in order to estimate the fair value of its financial instruments:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s Consolidated Balance Sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates. The fair value of Short-Term Debt is similar to its carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s Consolidated Balance Sheets include payments due to suppliers. Interest is payable on variable rates; therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     Inputs used to calculate the fair value of Telvent’s derivatives are inputs within Level 2, as described above. The Company’s valuation technique to calculate the fair value of its forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Convertible Notes
     The fair value of the Notes is generally based upon the quoted price of our ordinary shares on an “as if” converted basis less discounts applied to take into consideration legal restrictions, liquidity risk and other risk assumptions. Inputs used to calculate the fair value of the Notes are inputs within Level 2, as described above, used in conjunction with widely accepted valuation models. They include interest rate, yield curves, default rates and other market-corroborated inputs. The carrying amount is net of the initial fair value of the conversion option and net of debt issuance costs, following the effective interest method (see Note 9).

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The carrying value and estimated fair value of financial instruments are presented below:

	As of
	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€60,423	€60,423	€70,360	€70,360
Other short-term investments	2,022	2,022	2,114	2,114
Accounts receivable	150,303	150,303	129,860	129,860
Derivative contracts	9,933	9,933	6,704	6,704
Long-term receivables and other assets	10,762	10,762	10,874	10,874
Unbilled revenues	358,011	358,011	327,010	327,010
Liabilities:
Short-term debt	37,305	37,305	48,219	48,219
Long-term debt including current portion	209,099	198,000	220,254	205,273
Other long-term liabilities	25,938	25,193	25,230	24,910
Convertible bonds	99,531	140,493	103,534	137,815
Derivative contracts	36,568	36,568	35,629	35,629
Accounts Payables	227,695	227,695	243,741	243,741
11. Due To and From Related Parties
     During the normal course of business, the Company conducts operations with related parties through the execution of projects, loan contracts and advisory services. Related parties consist of companies which are part of Abengoa and not consolidated joint ventures. The transactions are completed at market rates. The details of balances with related parties are as follows:

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€24,355	€26,008
Credit line receivable	—	—

	€24,355	€26,008

Due to related parties:
Trade payables	€26,240	€9,058
Credit line payable	95,796	21,817

	€122,036	€30,875

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     On March 31, 2010, the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the previous bilateral credit agreement, signed on January 1, 2010. Under this agreement, the Company, on a consolidated basis, has a borrowing limit of € 60,000 and, after the amendment signed on January 1, 2011, borrowings under this agreement bear interest at an annual interest rate of 8.47%. The settlement and payment of interest shall be made at the end of each financial year and at the time the credit facility terminates.
     In the event a request for funds is made for an amount that results in an accumulated amount exceeding the maximum limit, the limit is automatically modified between both parties, with no need to sign a new agreement. As of March 31, 2011, the request for funds exceeded the maximum limit and the limit was automatically modified.
     The initial term of the agreement expires on March 23, 2012; however, if the Company draws any funds six months prior to the end of the initial term, then the agreement automatically extends for an additional two-year term.
     Additionally, Telvent Mexico has a reciprocal credit agreement with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up to a maximum of U.S. $30,000. Borrowings under these credit arrangements bear interest at three-month LIBOR plus variable margin of 0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party. The Company’s subsidiary Telvent Energía also has a reciprocal credit agreement with Abengoa with a borrowing limit of U.S. $10,000.
     The aggregate total credit amount available under these agreements was € 88,253 as of March 31, 2011. Amounts were translated from U.S. Dollars to Euros based on the exchange rate on March 31, 2011. The amount due under these credit arrangements as of March 31, 2011 was 95,796, with no amount remaining available as of this date. We incur no cost and receive no payments under these agreements unless and until we borrow or loan funds thereunder.
12. Commitments and Contingencies
Commitments
     The Company’s subsidiary Tevent Global Services has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A. (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before May 25, 2012, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA may still seek to require Telvent to purchase the 10% stake of S21 Sec at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic (which was merged into Telvent USA Corporation effective July 1, 2010) completed the acquisition of 100% of the shares of Caseta Technologies, Inc. The stock purchase agreement with respect to the acquisition

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
provides for contingent and variable earn-out payments and post-closing adjustments. As of March 31, 2011, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $606 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     In October 2008, the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. for a purchase price of U.S. $252,800 (€ 189,100) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain Telvent DTN employees who were stockholders of Telvent DTN (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. The amount outstanding as of March 31, 2011, was U.S. $9,143 (€ 6,458), including interest. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount based on Telvent DTN achieving stipulated financial targets for the period beginning January 1, 2009 to December 31, 2011. On December 28, 2010, Telvent Export entered into an amendment to the stock purchase agreement with Telvent DTN, the stockholders named therein and GSC Recovery IIA, L.P., as sellers’ representative. Pursuant to the amendment, the Employee Stockholders’ right to earn a premium, or earn out, on the amount of their deferred purchase price pursuant to the stipulated EBITDA target with respect to the fiscal year ending December 31, 2011 was changed to U.S. $68,700 from U.S. $73,600. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 5,727), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations (pre-codification SFAS 141(R)), taking into consideration, on each closing date, the probability of such payment.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, which is now known as Telvent USA Corporation, signed an agreement pursuant to which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1,500 (€ 1,099), of which U.S. $1,000 was paid as of March 31, 2011. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent would pay a total of U.S. $2,000 (€ 1,465) through four installments payable every six months starting July 1, 2009, (these were completely paid as of March 31, 2011, and additional contingent payments up to U.S. $500 (€ 353). In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000 (€ 3,532)) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software, of which U.S. $31.2 was paid as of March 31, 2011. As of March 31, 2011, the Company estimates the total pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $1,718 (€ 1,236). As of March 31, 2011, the Company has recorded a liability of U.S. $1,396 (€ 986) corresponding to the present

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
value of such obligation in the accompanying Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals had been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers the court proceeding concluded.
     As of March 31, 2011, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained. In addition to the fixed price for the works to be supplied by Telvent, the contract provides for a 20 year operation and maintenance period for which we will be paid through monthly payments over the 20 year period. Due to a dispute with the City over the calculation of the percentage of completion of the work, we have been unable to receive a works completion certificate to enable us to receive payments for a substantial part of the work completed to the present time. In addition, the dispute with the City has also delayed the commencement of the operations and maintenance period. The dispute and delays have resulted in additional costs being incurred by Telvent, including interest on a loan with Unicaja that was entered into for this project.
     In addition, a commercial dispute arose at the end of 2009 between Telvent and one of its clients regarding a transportation project in Saudi Arabia. On August 28, 2010, we signed a settlement agreement with the customer pursuant to which the parties mutually agreed to exclude the violations enforcement system from Telvent Tráfico’s scope of work for the project. As a result, a one-time loss amounting to € 18,035 was booked in “Other allowances” in the Consolidated Statements of Operations for the period ended December 31, 2010.
     This dispute concerned the violations enforcement part of the project which involved equipment that was subcontracted by Telvent Tráfico to Sensys Traffic AB (“Sensys”). There is a dispute between the Company and Sensys in relation to the supply of the enforcement equipment. The Company has negotiated with Sensys to reach an amicable resolution but the parties have been unable to reach an agreement. On February 23, 2011, the Company demanded payment of €1,900 under the performance bank guarantee that Sensys provided and the payment was received on March 4, 2011. Telvent Tráfico initiated arbitration proceedings against Sensys in the London Court of International Arbitration (LCIA) by a request for arbitration dated April 18, 2011, under which Telvent Tráfico claimed for the damages it has suffered as a result of Sensys’ breach of the subcontract. On May 18, 2011, Sensys filed a response with the LCIA denying that it breached the Subcontract. In its response, Sensys has made a counterclaim alleging that it was Telvent Tráfico that breached the Subcontract and has claimed damages in an unspecified amount for the losses and costs it suffered as a result of the alleged breach of the Subcontract by Telvent Tráfico.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Based on the information available as of the date of preparation of these Consolidated Financial Statements, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows other than as described above.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. The bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. Telvent requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as Telvent usually successfully completes the contract or renegotiates contract terms.
Financial Guarantees
     As of March 31, 2011, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€206,597	€22,380	€—
Financial guarantees	8,937	—	—

	€215,534	€22,380	€—

     Financial guarantees include € 7,255 corresponding to standby letters of credit signed in connection with the acquisition of Telvent DTN, as described in the “Commitments” section.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts, and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
13. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, by enabling more efficient management of traffic, can reduce emissions of greenhouse gases.
•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.
•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Three-Month Period Ended March 31, 2011 (Unaudited)
					Global
	Energy	Transportation	Environment	Agriculture	Services	Total
Revenues	€61,756	€36,053	€10,502	€20,444	€34,955	€163,710
Cost of revenues	(37,092)	(26,471)	(4,794)	(5,625)	(26,176)	(100,158)

Gross profit	€24,664	€9,582	€5,708	€14,819	€8,779	€63,552

Operating expenses						(50,055)
Other expenses, net						(7,064)

Income before income taxes						€6,433

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended March 31, 2010 (Unaudited)
					Global
	Energy	Transportation	Environment	Agriculture	Services	Total
Revenues	€53,208	€38,473	€12,196	€19,815	€34,039	€157,731
Cost of revenues	(31,816)	(25,228)	(7,130)	(5,428)	(25,358)	(94,960)

Gross profit	€21,392	€13,245	€5,066	€14,387	€8,681	€62,771

Operating expenses						(49,092)
Other expenses, net						(7,425)

Income before income taxes						€6,254

Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Assets by Segment are as follows:

	As of March 31, 2011 (Unaudited)
					Global
	Energy	Transportation	Environment	Agriculture	Services	Total
Segment assets	€394,886	€302,758	€114,008	€223,272	€190,719	€1,225,643
Unallocated assets						56,447

Total assets						€1,282,090

	As of December 31, 2010 (Audited)
					Global
	Energy	Transportation	Environment	Agriculture	Services	Total
Segment assets	€348,244	€312,469	€119,115	€242,366	€175,735	€1,197,929
Unallocated assets						54,374

Total assets						€1,252,303

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the three months ended March 31, 2011 and 2010, sales outside of Spain comprised 66.4% and 62.3% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended March 31,
	2011	2010
Europe	€72,901	€63,729
North America	63,618	61,705
Latin America	19,466	24,062
Asia-Pacific	5,426	3,622
Middle-East and Africa	2,299	4,613

	€163,710	€157,731

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	March 31,	December 31,
	2011	2010
Portugal	€4,810	€4,910
North America	17,907	20,370
Latin America	1,728	1,839
China	1,791	1,911
Other	244	259

	€26,480	€29,289

14. Subsequent Events
     On May 16, 2011, Telvent USA Corporation, Telvent DTN and Telvent Canada, jointly and severally as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and as a lender (“JPMorgan”), Fifth Third Bank N.A., as syndication agent and as a lender (“Fifth Third”), KeyBank National Association, as documentation agent and as a lender, PNC Bank N.A. as a lender, and SunTrust Bank, as a lender (collectively, all of the foregoing, the “Lenders”) under which the Lenders made available a revolving credit facility with an initial borrowing amount of U.S. $105,000 (the “Revolving Loan”) and a term loan in the initial amount of U.S. $30,000 (the “Term Loan”), to finance general corporate purposes, including, but not limited to: (i) the refinancing of an existing credit agreement with JPMorgan and Fifth Third and the indirect refinancing of certain other indebtedness of affiliates of the Borrowers; (ii) the payment of fees and expenses related to such refinancings; and (iii) certain permitted investments. The Revolving Loan and the Term Loan mature on December 23, 2013. The Borrowers may seek an increase in the total Revolving Loan commitment and Telvent USA Corporation may seek a US $5,000 increase in the Term Loan commitment, each in accordance with the terms of the Credit Agreement.
     The principal balance outstanding under the Revolving Loans shall be due and payable in full on December 23, 2013. The principal balance of the Term Loan is due and payable as follows: (i) $1,250 per calendar quarter beginning on September 30, 2011 and ending on September 30, 2013; and (ii) the remaining principal is due on December 23, 2013.
     Revolving Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by the Borrowers, (i)

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
the Adjusted Eurocurrency Rate (as defined in the Credit Agreement) for the interest period in effect for such borrowing plus the Applicable Rate (as defined in the Credit Agreement) or (ii) the Alternate Base Rate plus the Applicable Rate (as defined in the Credit Agreement). The Term Loan bears interest on the outstanding principal amount at the Alternate Base Rate.
     The Credit Agreement contains certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default.
     The Credit Agreement replaces the credit agreement entered into on November 3, 2010, by and among Telvent USA Corporation and Telvent Canada, as borrowers, Telvent DTN and Telvent GIT, as guarantors, JP Morgan, as administrative agent and lender, and Fifth Third, as lender.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are a leading real-time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an on-going basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action.

     During the first quarter of 2011, Energy remained our main growth driver, with a 16% increase in revenues. This increase is due to the strong performance of our Smart-Grid business world-wide. We expect this trend to continue during the rest of the year. Global Services had a solid performance, thanks to the growth achieved in international markets, and our Agriculture segment remained very stable.
     On the other hand, our Transportation business continues to suffer from the budgetary constraints in Spain and certain project delays in Latin America. In Spain, government agency and municipality budgets continue to experience severe pressure, while private sector investment still does not show strong signs of recovery. This effect has been partially offset by the excellent performance of this segment in North America, where we see many opportunities to continue to grow. In addition, our Environment segment has been affected by the political situation in Libya.
     Finally, as much of our business activity is highly concentrated in Spain (with approximately 35% of 2010 revenues generated there), our business and financial condition is largely dependent upon the general economic conditions in Spain, particularly in our Transportation and Global Services segments. Spain continues to experience adverse economic conditions, including high unemployment and government spending cuts, which has adversely affected our results of operations during 2010 and the first quarter of 2011 and we believe could adversely affect our operations in the near future.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development and in the future of our Company.
Results of Operations
     The following table sets forth certain data from our Unaudited Consolidated Statements of Operations for the periods ended March 31, 2011 and 2010.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three months	Three Months	Three Months
	For the Three Months		Ended	Ended	Ended	Percentage
	Ended March 31,		March 31,	March 31,	March 31,	Change
	2011(1)	2011	2011	2010	2010	2010-2011
	(In thousands, except percentages and per share data)
Revenues	$232,190	€163,710	100%	€157,731	100%	3.8%
Cost of revenues	142,054	100,158	61.2	94,960	60.2	5.5%

Gross profit	90,136	63,552	38.8	62,771	39.8	1.2%

General and administrative	39,864	28,107	17.2	30,057	19.1	(6.5)%

Sales and marketing	12,281	8,659	5.3	8,247	5.2	5.0%

Research and development	5,785	4,079	2.5	2,834	1.8	43.9%

Depreciation and amortization	13,063	9,210	5.6	7,954	5.0	15.8%

Total operating expenses	70,993	50,055	30.6	49,092	31.1	2.0%

Income from operations	19,143	13,497	8.2	13,679	8.7	(1.3)%

Interest expense	(9,739)	(6,867)	(4.2)	(7,367)	(4.7)	(6.8)%
Interest income	4	3	—	72	—	(95.8)%
Other financial income (expense), net	(1,484)	(1,046)	(0.6)	(2,326)	(1.5)	(55.0)%
Income from companies carried under the equity method	1,200	846	0.5	2,196	1.4	(61.5)%

Total other income (expense)	(10,019)	(7,064)	(4.3)	(7,425)	(4.7)	(4.9)%

Income before income taxes	9,124	6,433	3.9	6,254	4.0	2.9%
Income tax expense	1,620	1,142	0.7	196	0.1	482.7%

Net income	7,504	5,291	3.2	6,058	3.8	(12.7)%

Loss (Profit) attributable to non-controlling interest	(144)	(102)	(0.1)	(330)	(0.2)	(69.1)%

Net income attributable to the parent company	7,360	5,189	3.2	5,728	3.6	(9.4)%

Add back
Convertible debt interest expense, net of tax (*)	3,632	2,561	1.6	—	—
Chage in fair value of embedded call option, net of tax (*)	(2,709)	(1,910)	(1.2)	—	—

Adjusted net income attributable to the parent company for diluted EPS	8,283	5,840	3.6	5,728	3.6	2.0%

(*) Add back amounts include exchange rate differences
Basic net income attributable to the parent company per share	$0.21	€0.15		€0.17

Diluted net income attributable to the parent company per share	$0.21	€0.15		€0.17

Weighted average number of basic shares outstanding	33,723,197	33,723,197		33,723,197
Weighted average number of diluted shares outstanding	39,945,962	39,945,962		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4183 to € 1.00 (based on the noon buying rate on March 31, 2011). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent new contracts signed during the period, regardless of performance, were strong in the first quarter, totaling € 208.1 million for the three months ended March 31, 2011, an increase of € 3.8 million, or 1.9%, when compared to new contract bookings of € 204.3 million for the three months ended March 31, 2010. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of March 31, 2011 was € 795.6 million, an increase of € 10.6 million, or 1.4% from a backlog of € 785.0 million as of March 31, 2010. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 170.2 million as of March 31, 2011, versus € 171.1 million in soft backlog for the three months ended March 31, 2010. Backlog excludes our pipeline of projects that we are pursuing but which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
March 31,	March 31,	Change
2011	2010	2010-2011
(Euros in thousands, except percentages)
€ 163,710	€157,731	3.8%
     Our revenues grew in the three-month period ended March 31, 2011 when compared to the same period of the previous year, driven by the solid performance of our Energy segment, which experienced double digit growth during the first quarter of 2011. Part of this growth in Energy was due to the larger contribution of our AMI deployment project with Fortum in Finland, for which we started the deployment phase this year. In addition, growth also was due to our Smart Grid activities, as demand for our Distribution Management System (DMS) advanced application continued to grow.
     This increase in Energy was offset partially by a decrease in revenues in our Transportation and Environment segments. In our Transportation segment, we had a strong performance in North America, where we see good opportunities to continue growing. However, we have continued to be impacted by the budgetary constraints in Spain and we experienced some delays in projects in Latin America. Environment has been impacted by the stoppage of our water SCADA project in Libya, which has been suspended since the beginning of 2011, when we evacuated all of our non-Libyan employees and their families due to the political unrest in that country. Nevertheless, we do not estimate the negative impact of this project on total revenues for the year 2011 to be significant for the Company.

Cost of Revenues

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
(Euros in thousands, except percentages)
€ 100,158	61.2%	€94,960	60.2%	5.5%
     Cost of revenues increased as a percentage of revenues period-to-period and, therefore, gross margins as a percentage of revenues decreased in 2011 over the corresponding three-month period of the prior year. This decrease in margins as a percentage of revenues was primarily due to a larger contribution in our revenue mix from large projects, such as Fortum, with comparatively lower margins. In addition, our Transportation business faced market pressures, especially in Spain. On the other hand, gross margin as a percentage of sales increased in our Environment segment due to a larger contribution from our weather business, which has higher margins.
General and Administrative

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
(Euros in thousands, except percentages)
€ 28,107	17.2%	€30,057	19.1%	(6.5)%
     Our general and administrative expenses decreased from the three-month period ended March 31, 2010 to the three-month period ended March 31, 2011, as a result of the positive impact from the restructuring process carried out in 2010 in our Global Services and Transportation segments.
Sales and Marketing

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
{(Euros in thousands, except percentages)
€ 8,659	5.3%	€8,247	5.2%	5.0%
     Our sales and marketing expenses remained stable as a percentage of sales when compared to the three-month period ended March 31, 2010. We have continued our marketing efforts in key segments especially in our Electric sub-segment to take advantage of the momentum in the Smart Grid market and in Transportation in North America, where we experienced an increase of 144% in new bookings signed in the quarter, as compared to the three-month period ended March 31, 2010.
Research and Development

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
{(Euros in thousands, except percentages)
€ 4,079	2.5%	€2,834	1.8%	43.9%

     Total investment in Research and Development is higher than it appears in our Consolidated Statements of Operations mainly due to the fact that we capitalize certain of our software development efforts as a result of a change in business strategy, pursuant to which we are moving partially from a “customized” software solution per customer, to a “productized” software development that is expected to provide future economic benefits through many future projects.
     Our research and development expenses increased as a percentage of revenues in the three-month period ended March 31, 2011 over the corresponding period in 2010 and we expect this trend to continue during the full year 2011, due to our strong commitment to Research and Development. We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include Information Services, including Software as a Service (SaaS), leveraging our deep market knowledge and distinctive technology. We believe that this higher Research and Development investment will benefit our future revenues and margins.
Depreciation and Amortization

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
{(Euros in thousands, except percentages)
€ 9,210	5.6%	€7,954	5.0%	15.8%
     Both our depreciation and amortization expenses increased in the three-month period ended March 31, 2011, from the three-month period ended March 31, 2010. Our amortization expense increased as a result of the amortization of capitalized software, both for internal use, (mainly related to our new SAP enterprise resource planning system) and to be sold as part of our bundled service solutions. Our depreciation expense increased to a lesser extent due to investments in subscriber and computer equipment performed primarily by our subsidiary Telvent DTN.
     The amortization expense related to intangible assets arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 3.9 million for the three-month period ended March 31, 2011 and € 3.9 million in the corresponding period in 2010.
Financial Income (Expense), Net

	Three Months		Three Months Ended
	Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
	2011	Revenues	2010	Revenues	2010-2011
	(Euros in thousands, except percentages)
Interest Expense	€(6,867)	(4.2)%	€(7,367)	(4.7)%	(6.8)%
Interest Income	3	—%	72	—%	(95.8)%
Other financial income (expense), net	(1,046)	(0.6)%	(2,326)	(1.5)%	(55.0)%

     Interest expense decreased in the three-month period ended March 31, 2011 when compared to the same period of 2010 mainly due to the refinancing of our debt, completed during the year 2010, replacing the credit agreement with Goldman Sachs Credit Partners with the Convertible Notes issued in April 2010 and signing a new syndicated loan facility that replaced our original syndicated facility and other debt instruments.
     Interest with related parties decreased due to a lower average amount borrowed under our credit agreements with Abengoa. Interest expense with banks and bondholders in the three-month period ended March 31, 2011, considered as a whole, increased when compared to the corresponding period of 2010 mainly due to higher total amounts outstanding under our credit, loans and convertible notes arrangements.
     Other financial expense for the three-month period ended March 31, 2011 includes a positive impact of € 2.7 million corresponding to the change in fair value of the conversion option embedded in our convertible notes and a negative impact of € 1.7 million, corresponding to the amortization of the initial value of the mentioned conversion option, with no corresponding contribution in the corresponding period of 2010. Other financial expense also includes realized and unrealized exchange rate differences, including the effect of the fair value of hedging forward contracts. Exchange rate differences represent a net gain of € 0.3 million in the three-month period ended March 31, 2011, compared to a net loss of € 2.6 million in 2010. Finally, Other financial expense also includes the effect of the fair value of interest rate derivatives, financial guarantee expenses and other miscellaneous expenses.
Income tax expense

Three Months		Three Months
Ended March 31,	Percentage of	Ended March 31,	Percentage of	Percent Change
2011	Revenues	2010	Revenues	2010-2011
(Euros in thousands, except percentages)
€1,142	0.7%	€196	0.1%	482.7%
     In the three-month period ended March 31, 2011, our tax rate — calculated as Income tax divided by Income before income taxes — amounted to 17.8%, compared to 3.1% in the same period of 2010. We think that the tax rate for the first quarter of 2011 is below what our normal tax rate is likely to be for upcoming periods. During the first three months of 2010, our tax rate was lower due to the partial reversal of a valuation allowance on tax credits for export activities; thus, impacting positively our income tax expenses.
Segment Analysis
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross margin.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, by enabling more efficient management of traffic can reduce emissions of greenhouse gases.
•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.
•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders,

and food processors in the United States and Canada.
• Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Three Months Ended March 31, 2011
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Agriculture	Global Services	Total
Revenues	€61,756	€36,053	€10,502	€20,444	€34,955	€163,710
Gross profit	€24,664	€9,582	€5,708	€14,819	€8,779	€63,552
Gross margin	39.9%	26.6%	54.3%	72.5%	25.1%	38.8%

	Three Months Ended March 31, 2010
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Agriculture	Global Services	Total
Revenues	€53,208	€38,473	€12,196	€19,815	€34,039	€157,731
Gross profit	€21,392	€13,245	€5,066	€14,387	€8,681	€62,771
Gross margin	40.2%	34.4%	41.5%	72.6%	25.5%	39.8%
Energy

	Three Months Ended March 31
	2011	2010
	(Euros in thousands, except percentages)
Revenues	€61,756	€53,208
Gross profit	€24,664	€21,392
Gross margin	39.9%	40.2%
Revenue growth rate over prior period	16.1%	3.2%
     Our Energy segment revenues increased from € 53.2 million to € 61.8 million, or 16.1%, in the three-month period ended March 31, 2011, when compared to the same period in 2010, due primarily to the strong business performance experienced by our Smart Grid activities in Europe, due to the larger contribution from our automatic metering infrastructure (AMI) deployment project with Fortum in Finland, and in North America, where we experienced strong momentum in our distribution management system (DMS) business.
     Gross margins during the first quarter of 2011 in our Energy segment were in line with gross margins achieved in the same period of 2010. We have been able to maintain this high level of gross margins due to the incorporation of higher value-added services to our solution offerings, and also due to our revenue mix in the first quarter, where we had a higher contribution of recurrent maintenance contracts with higher margins. Generally, our gross margins continue to increase as we focus on higher margin advanced applications in both the Smart Grid activities and Oil & Gas sub-segment and increased revenues from professional services contracts in IT security and regulatory compliance.
     Total backlog, as of March 31, 2011 in our Energy segment amounted to € 328.0 million, which includes € 21.1 million in soft backlog.
     Oil & Gas
     Revenues in the Oil & Gas sub-segment in the three-month period ended March 31, 2011 were € 25.0 million compared to € 29.1 million in the same period of 2010. This revenue decrease was primarily due to the lower contribution from our traditional operations in Mexico and wind down of our Talisman IT outsource contract in North America. On the other hand, we have experienced good business performance in our Oil & Gas activities in Europe, where we secured first-time orders in new countries during 2010, and in Asia where, we believe, near term opportunities are very promising.
     Our gross margin increased from 42.1% in the first quarter of 2010 to 52.7% in the same period of 2011 mainly as a result of our refined fuels business activities, which have higher margins than our other Oil & Gas activities. Synergies between our traditional North America Oil & Gas activities and Telvent DTN’s refined fuels and weather products and services are contributing to the improved margins and new incremental opportunities in our Oil & Gas base overall.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment, accounting for approximately 62% of our total Oil & Gas revenues worldwide. In the first quarter of 2011, revenues in this region amounted to € 15.4 million, while revenues in the same period of 2010 were € 19.3 million. This decrease in revenues was mainly due to the wind down of our Talisman IT outsource contract. However, we believe an increased strategic interest in and focus on advanced applications, managed services and pipeline simulation and leak detection business in this sub-segment is generating new growth opportunities in the region in the short and medium term.
     Our North American Energy’s refined fuels business continued to perform well, with an increase in revenues from € 8.2 million in the first quarter of 2010 to € 8.7 million in revenues in the same period of 2011. This increase is attributable to growth in sales performance and a strong and growing backlog. Our refined fuels business, particularly the SaaS based transaction offering has a dominant market share and long-standing customer relationships resulting in retention rates over 93%.
     In recent quarters we were awarded several projects in new markets within Europe, which are now generating Oil & Gas revenues during the first quarter of 2011. Revenues from Europe amounted to € 2.0 million compared to € 0.4 million in the same period of 2010. We believe we have a high probability project pipeline for our Oil & Gas business in this region, where we also signed contracts totalling U.S. $127 million in May 2011 with the Caspian Pipeline Consortium-R and Caspian Pipeline Consortium-K (“CPC”), the private-public consortiums that own and operate a 1500 kilometer pipeline crossing the Russian Federation and the Republic of Kazakhstan. We will upgrade CPC to our supervisory control and data acquisition system OASyS DNA 7.5, plus our leak detection system, training, off-line modeling, energy optimization solution and a telecommunications network for its crude oil pipeline, which should enable CPC to optimize performance of its expanding crude oil transportation network. The system will have one of the largest SCADA databases and will rely on a robust, redundant and expanded telecommunications technology from us, increasing CPC’s security, operations training and efforts towards energy management and optimization. We believe this new project will have a positive impact on our Oil & Gas revenues in the region during the coming years.
     In our Latin America Oil & Gas sub-segment business, revenues decreased from € 7.0 million in the first quarter of 2010 to € 4.0 million in the same period of 2011. The decrease in revenues was mainly due to the cyclical contribution from our activities with Pemex in Mexico. However, Oil & Gas activity during the first quarter of 2011 in Brazil has been positive and we expect that to continue into the rest of 2011.
     In our Asia-Pacific region, revenues in the first quarter of 2011 increased by 28.1% to € 3.0 million, compared to € 2.3 million in the same period of 2010. The increase in revenues was mainly due to the increased activity in countries such as China and Indonesia, where we were recently entered into a contract for the supply of a new SCADA system for a project for PT. Pertamina.
     Electricity
     Our revenues for our Electricity sub-segment utility business increased by 52.4% from € 24.1 million to € 36.8 million in the first quarter of 2011, as compared to the first quarter of 2011, mainly due to solid organic growth in Europe, North America and Brazil.
     In Europe, which represented approximately 55% of our electricity revenues for the first quarter in 2011, we experienced a significant revenue increase from € 8.3 million in first quarter of 2010 to € 20.3 million in the first quarter of 2011. This growth was mainly due to the larger contribution in the period from our AMI deployment project with Fortum in Finland, where we started the deployment phase this year, and our strong power generation market success in Spain driven by the renewable energy activities with Abengoa.
     In North America, our Electricity sub-segment utility business revenues increased by 25.9% when comparing the € 7.5 million in revenues for the three-month period ended March 31, 2010 to the € 9.5 million in revenues for the same period in 2011. The revenue increase was due in large part to the solid performance of our Smart Network (RTU) and Geographical Information System (GIS) business associated with Smart Grid projects. We believe that demand for our Smart Grid Solutions Suite, including our Distribution Management System (DMS) continues to gain market attention and acceptance which represents the strongest driver for our electric utility sub-segment in the medium term. We believe that the demand by utilities for the centralized control and optimization of the smart grid will lead to a greater demand for our highly differentiated DMS solution.

     In Latin America, our Electric sub-segment revenues decreased from €  7.7 million in the first quarter of 2010 to €  6.5 million in the same period of 2011. The decrease in revenues was mainly due to a decrease in activity in countries other than Brazil. In Brazil we experienced a significant increase in activity related to the renewed investments in infrastructure and we expect this trend to continue for the rest of 2011.
     In our Asia-Pacific region, where we have seen the expansion of the smartgrid initiative in China and continue to believe that there is a strong growth potential, our Electric sub-segment revenues for the first quarter 2011 amounted to € 0.3 million, in line with the corresponding period of 2010.
     Transportation

	Three Months Ended March 31,
	2011	2010
	(Euros in thousands, except percentages)
Revenues	€36,053	€38,473
Gross profit	€9,582	€13,245
Gross margin	26.6%	34.4%
Revenue growth rate over prior period	(6.3)%	(24.9)%
     Revenues for the Transportation segment for the first three months of 2011 were €  36.1 million compared to €  38.5 million in the same period of 2010. Gross margin for the first quarter of 2011 was 26.6% compared to 34.4% in 2010. In the first quarter of 2011, our Transportation segment continued to be impacted by the pressure from government agencies and municipality budget reductions accompanying the general worldwide economic slowdown. More specifically, we have experienced further slowdown in our Transportation business within Spain, as the austerity budgets continue. On the other hand, our North American business has increased significantly year-over-year, which has partially offset the decrease in revenues in Spain.
     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the first quarter of 2011 were €  17.0 million compared to €  19.4 million in 2010. As mentioned above, the decrease in revenues was mostly due to budget pressure that government agencies and municipality budgets continue to experience and the slowdown in investments from the private sector. We continue to remain cautious with regard to our European Transportation business given the market situation, as well as the cutbacks on non-essential public works projects.
     Our Transportation business in North America has been improving gradually quarter over quarter. Our revenues for the first three months of 2011 were €  12.4 million compared to €  9.4 million in the same period of 2010. This 32.3% increase in revenues was mainly due to the positive business performance by all our traditional activities such as tolling systems, traffic management, traveler information systems, etc., which demonstrates that the market in the region has already improved after the difficult quarters we have experienced since late 2009. Additionally, new bookings in the region have grown significantly by 144% in the first quarter of 2011 in comparison to the same period of 2010, which provides a positive outlook for revenues going forward.
     In Latin America, our revenues decreased from € 7.0 million in the first quarter of 2010 to € 3.7 million in the same period of 2011. We have experienced some delays in the awarding process of new projects that we were expecting to be awarded during the first quarter of 2011, thus, impacting our revenues during the period.

     In the Asia-Pacific region, our revenues increased from the € 0.7 million achieved in the three-month period ending March 31, 2010 to € 1.9 million in the same period of 2011. This increase in revenues is mainly due to the good business performance achieved in our Chinese market, where the new projects for which we signed contracts in the last quarters of 2010 have contributed to revenues.
     In the Middle-East and Africa region, our revenues for the first three months of 2011 were € 1.0 million compared to € 1.9 million in the same period of 2010. The primary reason for this decline was the lower contribution from our ATVAM project in Saudi Arabia. However, we still believe that we have significant opportunities in this region, where we recently signed two important contracts with Saudi Orger, for an ITS project that includes the implementation of the Telvent SmartMobilityTM Road system to manage six kilometers of highway, including four tunnels in Riyadh; and with Almabani General Contractors, Co., to implement the traffic management and control system for the tunnels that will link Riyadh to the city’s airport.
     Backlog as of March 31, 2011 for the Transportation segment amounted to € 308.8 million, including € 43.9 million of soft backlog.
Environment

	Three-Months Ended March 31
	2011	2010
	(Euros in thousands, except percentages)
Revenues	€10,502	€12,196
Gross profit	€5,708	€5,066
Gross margin	54.4%	41.5%
Revenue growth rate over prior period	(13.9)%	(18.8)%
     Revenues in our Environment segment for the first three months of 2011 were € 10.5 compared to € 12.2 million in the same period of 2010. The decrease in revenues was mostly due to the disruption of our operations in our Water SCADA and efficiency applications project for the Great Man-Made River Authority in Libya in early 2011, due to the ongoing political unrest there. Additionally, we have experienced some delays in the investment decisions of some of our public administration customers in Spain due to decreased governmental budgets.
     Revenues in Europe, which accounted for 30% of total revenues in the Environment segment, were € 3.2 million in the first quarter of 2011, compared to € 3.9 million in the first quarter of 2010. Most of the revenues in this region are generated in Spain, however, we have increased the revenue mix from the rest of Europe and we expect this to continue as we diversify the business and introduce new services and applications in our international offering. As previously mentioned, the revenue decrease experienced in Europe was mainly due to the austerity measures that have caused reduced investment budgets. However, recurring maintenance and operation contracts, which represent a significant portion of our revenues in Europe, have been renewed consistently and we believe this will continue in the future, which should provide us with a stable revenue stream in the region for the near future. In addition, we have started the expansion of our weather forecasting business into Europe and we expect this to be a driver of future growth in the region.
     In North America, which represents approximately 59% of the total Environment segment, revenues in the first three months of 2011 increased from € 5.7 million in 2010 to € 6.2 million in the first quarter of 2011. With regard to our water management activities, we continue to base our growth strategy around advanced water management solutions for water authorities and municipalities. We expect that the recent projects awarded to us relating to upgrading and replacing water systems in the U.S. will result in recurring revenues in future quarters. In our weather information and forecasting services business, we experienced a 2.0% growth from the first quarter of 2010 to the same period in 2011. In addition, our sales production, or the net annualized value of new contracts, during the first quarter of 2011 decreased by 6.0% year-over-year, while our revenue retention rate improved from 88.5% in the first quarter of 2010 to 92.3% in the same period of 2011. Both our traditional weather markets and premium forecast businesses grew in sales production and retention in the first quarter of 2011, and an increase in new contracts was experienced in the energy, transportation and aviation industries as well. As a result of the increased performance in bookings and retention, the outlook for revenue growth in Weather Services in the remainder of 2011 is positive.
     Our recurring commercial-grade weather information services represent now approximately 80% of total revenues in the North America region, and 47% of the total revenues in our Environment segment.
     In the Middle-East and Africa region, our revenues decreased for the first quarter of 2011 when compared to the same period of 2010. The main reason for the decrease in revenue was the lack of revenues coming from our Water SCADA and efficiency applications project for the Great Man-Made River Authority in Libya. In early 2011, work on this project was suspended due to the ongoing political unrest and we evacuated all of our non-Libyan employees and their families. On the other hand, the meteorological systems for civil aviation in Kuwait have continued to provide us with consistent revenue.
     In Latin America, revenues increased from € 0.1 million in the first quarter of 2010 to € 0.6 million in the same period of 2011, mainly due to the execution of our Water SCADA projects for the Cali (Colombia) Water utility and for the Rio de Janeiro Water & Wastewater Company (CEDAE) in Brazil. We believe the outlook in this region is positive for 2011, especially in Brazil, where the bigger cities are increasing the demand for automation and efficient management of water transmission pipelines and distribution networks.
     Backlog in our Environment segment was € 66.3 million as of March 31, 2011, including € 5.6 million in soft backlog.

     Agriculture

	Three-Months Ended March 31,
	2011	2010
	(Euros in thousands, except percentages)
Revenues	€20,444	€19,815
Gross profit	€14,819	€14,387
Gross margin	72.5%	72.6%
Revenue growth rate over prior period	3.2%	(5.6)%
     Almost 100% of the revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 20.4 million for the three-month period ended March 31, 2011, representing a 3.2% increase from the same period of 2010. This segment, which is over 90% subscription-based, has revenue subscription retention rates of approximately 89.1% resulting in lower costs of sale, and hence, higher gross margins than the rest of our segments. Overall results from our Agriculture segment during the three-month period ended March 31, 2011 were solid, showing the stability and resilience of this business, with continued success in upgrading existing customers as well as adding new customers in both the producer and agribusiness segments and also new risk management customers.
     We have over 562,000 subscribers to our business information in our Agriculture segment, including approximately 34,500 of the largest farm producers who are paying for premium content, almost 14,000 originators including the top elevators, ethanol plants and feedlots, and almost 3,900 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, ConAgra and Cargill, along with the majority of the top corn and soybean producers in the United States. During the first quarter of 2011, transactions involving more than 22 million bushels of grain were transacted, compared to 13 million during the same period of 2010, through our grains trading portal between our 800 agribusiness portal locations and our over 32,000 registered portal producers.
     Backlog in our Agriculture segment was € 70.1 million as of March 31, 2011, including € 29.2 million of soft backlog.
     Global Services

	Three Months Ended March 31,
	2011	2010
	(Euros in thousands, except percentages)
Revenues	€34,955	€34,039
Gross profit	€8,779	€8,681
Gross margin	25.1%	25.5%
Revenue growth rate over prior period	2.7%	(22.1)%
     Our Global Services revenues for the three-month period ended March 31, 2011 were € 35.0 million compared to € 34.0 in the same period of 2010. The 2.7% increase in revenues was mainly due to do the continuing success of our international expansion with an emphasis on our growth in our Latin America market. In particular, we have experienced positive expansion in Brazil and Chile, where several new projects were signed in the quarter.
     Gross margin for the three-month period ending March 31, 2011 was 25.1% representing a slight decrease from the 25.5% gross margin in the same period of 2010. Gross margins were impacted by the continuing pricing pressure in the Spanish market.
     In the first quarter of 2011, Spain represented approximately 84% of our Global Services revenues compared to 89% in the first quarter 2010. Our international expansion has helped us to offset the impact from the slow-down in business activity coming from the public administrations in the Spanish market, which is showing resilience despite the challenges that we are facing.
     On the other hand, we are optimistic about our further expansion into Latin America and North America. We expect to have an increased contribution from these geographies during the rest of 2011. This should allow us to offset part of the risk in Spain and establish a base for further geographic diversification.
     Total backlog in our Global Services segment as of March 31, 2011 amounted to € 192.7 million, which includes € 70.5 million of soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2011 and March 31, 2010. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three Months Ended March 31,		Change
	2011	2010	2010 – 2011
	(Euros in thousands, except percentages)
Europe	€72,901	€63,729	14.4%
North America	63,618	61,705	3.1%
Latin America	19,466	24,062	(19.1)%
Asia-Pacific	5,426	3,622	49.8%
Middle-East and Africa	2,299	4,613	(50.2)%

Total	€163,710	€157,731	3.8%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We have historically experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.

Changes in Financial Condition
Operating Activities

	Three-Months Ended March 31,
	2011	2010
	(Euros in thousands)
Net cash provided by (used in) operating activities	€(44,099)	€(57,108)
     For the three-month period ended March 31, 2011, net cash used by our operating activities was € 44.1 million, compared with € 57.1 million for the three-month period ended March 31, 2010. We had € 12.1 million of non-cash adjustments to net income for the three-month period ended March 31, 2011, including depreciation and amortization charges of € 9.2 million, compared with € 10.5 million of non-cash adjustments to net income, including € 8.0 million of depreciation and amortization charges, for the three-month period ended March 31, 2010. We also included a non-cash adjustment of € (0.8) million related to net foreign currency exchange losses, compared with € 1.3 million of foreign currency exchange losses for the three-month period ended March 31, 2010. Additionally, we adjusted € 0.6 million and € 0.8 million to net income in the three-month periods ended March 31, 2011 and 2010, respectively, as a result of the stock and extraordinary variable compensation plans, € (2.8) million and € 2.4 million in the three-month periods ended March 31, 2011 and, 2010 respectively, for deferred income taxes, € 0.1 million and (0.1) million in the three-month periods ended March 31, 2011 and 2010, respectively, related to our allowance for doubtful accounts and € 7.7 and € 3.3 million for interest accrued and not paid under our credit facilities and convertible the Notes in the three-month period ended March 31, 2011 and 2010, respectively, € (0.8) million and € (2.2) million, respectively of income from investments carried under the equity method and € 0.2 million and € 0.6 million, respectively, of earn-out on acquisitions. Finally, we adjusted € (1.3) million related to the change in fair value of the call option embedded in convertible debt for the three-month period ended March 31, 2011.
     Working capital and temporary joint ventures used € 61.4 million of our operating cash for the three-month periods ended March 31, 2011, compared with € 73.3 million used for the three month period ended March 31, 2010. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 38.7 million, a € 21.1 million increase in our accounts and other long term receivables, a € 5.9 million increase in our inventory, a € 0.2 million increase in our other assets, a € 16.9 million decrease in income and other tax payable, a € 12.8 million decrease in accounts payable and a € 0.2 million decrease in the incorporation of our temporary consortiums change in working capital. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 4.2 million, in our accrued and other liabilities of € 5.9 million and in our related parties trade payable of € 15.5 million, and by the decrease in our other tax receivable of € 5.8 million and of € 3.0 million in our related parties trade receivable.
     Working capital and temporary joint ventures used € 73.3 million of our operating cash for the three-month periods ended March 31, 2010. We had a decrease in our operating cash of € 5.8 million due to the deconsolidation of joint ventures as a result of the adoption of SFAS 167.

Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 33.8 million, a € 10.2 million increase in related parties trade receivable, a € 8.6 million increase in other tax receivables, a € 47.9 increase in our accounts and other long term receivables, a € 2.3 million decrease in income and other tax payable and the incorporation of temporary consortium’s change in working capital of € 1.0 million. These changes were offset partially by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 3.9 million, in our accounts payable of € 3.0 million, in accrued and other liabilities of € 2.8 million and in related parties payable of € 23.0 million, the decrease in our inventory of € 3.3 million, and a € 0.2 million decrease in other assets.
Investing Activities

	Three-Months Ended March 31,
	2011	2010
	(Euros in thousands)
Net cash provided (used) in investing activities	€(15,293)	€(52,216)
     Net cash used by investing activities totaled € 15.3 million in the three-month period ended March 31, 2011. We used € 9.6 million to increase our stake in Telvent DMS by 8%. We also used € 0.3 million as part of our scheduled payments in connection with the acquisition of NLDC and € 0.1 million to make deferred earn-out payments and post-closing adjustments under the stock purchase agreement of DTN. We used € 1.7 million for the purchase of property, plant and equipment, and € 3.6 million for investments in intangible assets. Our investment in intangible assets includes € 1.5 million of investment in software to be marketed or sold as part of our bundled service solutions, and € 2.0 million of investment in software developed for internal use.
     During the three-month period ended March 31, 2010, we used € 0.4 million as part of our scheduled payments in connection with the acquisition of NLDC on February 2, 2009 and € 2.4 million to make deferred earn-out payments and post-closing adjustments under the stock purchase agreement of DTN. We also used € 0.7 million related to the joint venture agreement signed with the DMS Group, € 2.2 million for the purchase of property, plant and equipment, € 4.2 million for investments in intangible assets (which includes € 1.0 million of investment in software to be marketed or sold as part of our bundled service solutions, and € 1.9 million of investment in software developed for internal use), and we lent € 46.4 million under our credit agreement with Abengoa. These effects were partially offset by the disposal of certain assets of Telvent Outsourcing for € 3.6 million.
Financing Activities

	Three-Months Ended March 31,
	2011	2010
	(Euro in thousands)
Net cash provided by (used in) financing activities	€51,191	€94,406

     Net cash provided by financing activities totaled € 51.2 million in the three-month period ended March 31, 2011. During the first quarter of 2011 we had proceeds of € 0.4 million from short-term debt, which is mainly from the increase in credit facilities of our subsidiary, Matchmind Software, Ltd, and we also had proceeds of € 1.4 million from long-term liabilities related to government loans. We repaid € 10.2 million of long-term debt consisting mainly of a repayment of € 10.0 million on our Syndicated facility agreement. In addition, we repaid € 13.4 million of short-term debt consisting mainly of € 7.9 million from the concentration of our credit facilities of our subsidiary Telvent Global Services and € 4.6 million from advance payments of intercompany balances and € 0.2 million repaid on our leasing obligations. Finally, we also borrowed € 72.9 million from our credit agreement with Abengoa for working capital financing purposes.
     During the first quarter of 2010 we had proceeds of € 12.2 million from short-term debt, which included € 6.6 million borrowed under our agreement with Deustche Bank in connection with financing general treasury needs in North America and Mexico and, € 5.5 million from the increase in credit facilities of our subsidiary Matchmind. We repaid € 4.3 million of long-term debt consisting mainly of a repayment of € 3.7 million on DTN first lien credit agreement. In addition, we repaid € 34.2 million of short-term debt consisting mainly of € 32.1 million from advance payments of intercompany balances and € 1.7 million repaid on our leasing obligations (which includes a repayment of € 1.2 million under our agreement for the sale and leaseback of certain equipment signed in October 2007). Finally, we borrowed € 120.0 million under our credit agreements with Abengoa for working capital financing purposes.
     Credit Arrangements and Loan Facilities
     Additional details regarding our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 7, 2011.
     Credit agreements with related parties
     As described in Note 11 to our unaudited Consolidated Financial Statements, we have a unilateral credit agreement with Abengoa, our subsidiary Telvent México has a reciprocal credit agreement with Abengoa México and our subsidiary Telvent Energía has a reciprocal credit agreement with Abengoa. Our net credit line payable under these credit arrangements as of March 31, 2011 was € 95.8 million, with no amount remaining available as of this date. Borrowings under our credit agreements with Abengoa bear interest at a 8.47% annual interest rate and borrowings under our credit agreement with Abengoa México bear interest at three-month LIBOR plus a variable margin of 0% to 6%. We will incur no costs and receive no payments under these arrangements unless we actually use or loan any of the available funds.
     Syndicated facilities agreement in Spain
     On March 23, 2010, we entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170.0 million. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this facilities agreement, by which the aggregate principal amount of the original agreement was increased by € 13.0 million. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders.
     The facilities are structured in two tranches, a term loan facility of up to € 100.0 million and a revolving facility of up to € 83.0 million. The purpose of these facilities is to finance general corporate needs of the Company.
     The first installment payment of € 10.0 million under the term loan facility was due and paid on March 23, 2011. The remaining principal amounts are payable as follows: € 20.0 million on March 23, 2012; € 30.0 million on March 23, 2013; and € 40.0 million on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
     The term loan facility’s initial interest rate was calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s initial interest rate was calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. After March 23, 2011, and based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between 2.00% and 3.00%.
     The Syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants, and events of default typical in such a transaction of this size and type. As of March 31, 2011, € 170.7 million was outstanding under the Syndicated facilities agreement.
     Convertible Notes
     On April 6, 2010, we entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., as representatives of the initial purchasers, in connection with the offering and sale of US $200.0 million aggregate principal amount of 5.50% senior subordinated convertible notes, (the “Notes”) due 2015. On April 19, 2010, the Notes were issued.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The Company used the majority of the net proceeds from the offering of the Notes to repay all amounts outstanding under the Telvent DTN credit agreement, and the remainder for general corporate purposes.

     As of March 31, 2011, the amount outstanding under these Notes, net of debt of issuance cost, was € 136.1 million.
     Credit agreement with The Royal Bank of Scotland
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement with The Royal Bank of Scotland, N.V. to replace a previous credit agreement dated May 2, 2003. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand. The Royal Bank of Scotland, N.V. has the right to terminate the new credit agreement at any time and for any reason.
     As of March 31, 2011 Canandian $3.0 million was outstanding under Facility A U.S. $1.2 million was outstanding under Facility B and U.S. $6.8 million in issued letters of credit was outstanding under Facility C.
     Syndicated credit agreement in North America, replaced by the new syndicated agreement in North America signed on May 16, 2011
     On November 3, 2010, Telvent USA Corporation and Telvent Canada, as borrowers, and Telvent DTN and the Company, as guarantors, entered into a credit agreement with JPMorgan Chase Bank, N.A. and Fith Third Bank, pursuant to which JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20.0 million and a term loan in the maximum amount of U.S. $12.0 million and Fith Third also made available a term loan in the maximum amount of U.S. $10.0 million, all to finance working capital and general corporate needs and to pay off a prior credit agreement with Deutsche Bank AG New York Branch. Loans made under this agreement by Telvent Canada can be made either in U.S. $ or Mexican pesos, at the election of the borrower.
     The revolving loan portion of the facility initially will mature on October 12, 2011. The principal balance of the term loan was due and payable as follows: U.S. $5.0 million on September 30, 2011 and U.S. $1.25 million per calendar quarter thereafter, beginning on December 31, 2011, and ending on September 30, 2013. Any remaining principal was due October 12, 2013.
     Revolving loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by the borrowers: (i) Adjusted Eurocurrency Rate (as defined in the Credit Agreement) for the interest period in effect for such borrowing plus the applicable rate: or (ii) Alternate Base Rate plus the applicable rate. The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate (as defined in the credit agreement) with an initial interest period of three months.
     The Adjusted Eurocurrency Rate means, with respect to any Eurocurrency loan in U.S. dollars or for any Alternate Base Rate loan, and interest rate per annum equal to: (a) the Eurocurrency Rate (as defined in the Credit Agreement) for the applicable interest period multiplied by (b) the statutory reserve rate. For Eurocurrency loans in currencies other than U.S.

Dollars, Adjusted Eurocurrency Rate means the Eurocurrency rate with respect to such currencies.
     The Alternate Base Rate means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate announced by JPMorgan in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the Adjusted Eurocurrency Rate (as defined in the Credit Agreement) for deposits in dollars for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1%.
     The credit agreement contained certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default.
     As of March 31, 2011, U.S. $39.6 million (€ 28.0 million) was outstanding under this syndicated Credit Agreement. The total amount owing under this credit agreement was paid off on May 16, 2011, with a portion of the loans advanced under the new syndicated agreement in North America signed on May 16, 2011 and described below.
     New syndicated agreement in North America signed on May 16, 2011
     On May 16, 2011, Telvent USA Corporation, Telvent DTN and Telvent Canada, jointly and severally as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and as a lender (“JPMorgan”), Fifth Third Bank N.A., as syndication agent and as a lender (“Fifth Third”), KeyBank National Association, as documentation agent and as a lender, PNC Bank N.A. as a lender, and SunTrust Bank, as a lender (collectively, all of the foregoing, the “Lenders”) under which the Lenders made available a revolving credit facility with an initial borrowing amount of U.S. $105.0 million (the “Revolving Loan”) and a term loan in the initial amount of U.S. $30.0 million (the “Term Loan”), to finance general corporate purposes, including, but not limited to: (i) the refinancing of an existing credit agreement with JPMorgan and Fifth Third and the indirect refinancing of certain other indebtedness of affiliates of the Borrowers; (ii) the payment of fees and expenses related to such refinancings; and (iii) certain permitted investments. The Revolving Loan and the Term Loan mature on December 23, 2013.
     The principal balance outstanding under the Revolving Loans shall be due and payable in full on December 23, 2013. The principal balance of the Term Loan is due and payable as follows: (i) $1.25 million per calendar quarter beginning on September 30, 2011 and ending on September 30, 2013; and (ii) the remaining principal is due on December 23, 2013.
     Revolving Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by the Borrowers, (i) the Adjusted Eurocurrency Rate (as defined in the Credit Agreement) for the interest period in effect for such borrowing plus the Applicable Rate (as defined in the Credit Agreement) or (ii) the Alternate Base Rate plus the Applicable Rate (as defined in the Credit Agreement). The Term Loan bears interest on the outstanding principal amount at the Alternate Base Rate.
     The “Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of: (i)

the prime rate in effect on such day; (ii) the federal funds effective rate in effect on such day plus 1/2 of 1%; and (iii) the Adjusted Eurocurrency Rate for deposits in Dollars for a one month interest period on such day plus 1%. The “Adjusted Eurocurrency Rate” means an interest rate per annum equal to (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the statutory reserve rate. The “Eurocurrency Rate” means LIBOR for loans denominated in U.S. Dollars, EURIBOR for loans denominated in Euros and a rate of interest per annum established by JPMorgan in its sole and absolute discretion for loans denominated in Mexican Pesos. The “Applicable Rate” means, for any day, with respect to any: (i) Eurocurrency Loan or ABR Loan (as defined in the Credit Agreement) denominated in Dollars or Euros or with respect to the commitment fees payable under the Credit Agreement, an applicable rate per annum ranging from 0.80% to 3.00%, based upon the leverage ratio; or (b) Eurocurrency Loan denominated in Pesos, 0.00% per annum.
     The Credit Agreement contains certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default.
     The Credit Agreement replaced the credit agreement entered into on November 3, 2010, by and among Telvent USA Corporation and Telvent Canada, as borrowers, Telvent DTN and the Company, as guarantors, JP Morgan, as administrative agent and lender, and Fifth Third, as lender as described above.
     Credit Agreement with Natixis
     On December 4, 2007, Telvent Tráfico entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August 28, 2007. This credit facility has a cost of LIBOR plus 3.00%.
     As it was agreed between Natixis, ATTT and us, after the acceptance of the system by ATTT, which occurred on September 27, 2010, and effective June 1, 2010, Telvent has transferred to Natixis all its collection rights against the ATTT and thus, the obligations with Natixis correspond now to the ATTT. As a result, the financial asset corresponding to the unbilled revenues of the project and the financial liability corresponding to the credit agreement, both amounting to U.S. $12.3 million at the time of the acceptance, have been derecognized. As of March 31, 2011, U.S. $11.4 million was outstanding under this Credit Agreement.
     Other credit agreements
     As of March 31, 2011, € 9.9 million was outstanding under the financing obtained by us, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) in connection with the El Toyo Digital City Project.
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities matured on April 11, 2011 and bear interest at the prevailing base lending rates published by the Peoples Bank of China. On that date the facility maturity was extended until April 11, 2012. As of March 31, 2011, € 0.6 million was outstanding under these facilities.
     As of March 31, 2011, € 0.5 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications in connection with the purchases of our offices buildings in Beijing China.
     During the first quarter of 2011, the amount outstanding under various types of financing agreements between our subsidiary, Telvent Global Services, and several banks was fully paid off.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2011, € 206.6 million of these obligations were outstanding.
Cautionary Statement Regarding Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our ability to maintain our revenues in Spain given the ongoing issues in the Spanish economy;
•	our ability to achieve growth in the Middle East and Africa region if political unrest continues;
•	our anticipated growth strategies in each of the sectors in which we operate;
•	the levels of growth we anticipate in our targeted geographies;
•	our future business development, results of operations and financial condition;
•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder Abengoa;
•	Abengoa’s future activities with respect to us;
•	our ability to continue to control costs and maintain the quality of our services and solutions;
•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;
•	our ability to provide integrated IT solutions;
•	our ability to sell additional services and solutions to our existing customer base;
•	our expectations regarding information technology expenditures by our customers;
•	our ability to increase our margins through increased sales of higher value-added advanced applications;
•	our ability to identify, acquire and integrate complementary businesses;
•	the trend of our customers to outsource more of their mission-critical activities;
•	our expectations regarding the payment of dividends and our future effective tax rate;
•	our ability to retain senior management and other highly-skilled personnel;
•	our ability to increase revenues and operating margins by shifting our services and solutions mix;
•	the importance of our alliances, joint ventures and investments; and
•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all possible risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities. Note 10 to our Consolidated Financial Statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of March 31, 2011 and December 31, 2010.
     In addition, since the issuance of our convertible notes, we are exposed also to the fluctuation of our stock price. On April 19, 2010, we issued U.S. $200.0 million aggregate principal amount of senior subordinated convertible notes (the “Notes”), due in 2015. Under certain circumstances, the Notes will be convertible into cash, our ordinary shares or a combination of cash and our ordinary shares, at our election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share. If converted into cash, the amount to distribute to noteholders will vary depending on the stock price of our ordinary shares on the conversion date.
Exchange Rate Risk
     Our subsidiaries enter into contracts in which revenues and costs are denominated in currencies other than their functional currency. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity.
     We manage our foreign exchange rate exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange rate contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     We apply hedge accounting based on ASC 815 issued on accounting for derivative instruments and hedging activities. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity, is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of March 31, 2011 and as of December 31, 2010, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contracts amounts and weighted average settlement price and we have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

As of March 31, 2011	Expected Maturity Date
								Fair Value
In thousands	2011(*)	2012(*)	2013(*)	2014(*)	2015(*)	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	31,319	23,540	18,182				73,041	(6,489)
Average contractual Exchange rate	1.26	1.22	1.23
EUR/USD (1)
Contract amount (EUR)	61,046	33,791	27,171				122,008	289
Average contractual Exchange rate	0.78	0.81	0.81
USD/MXN (1)
Contract amount (USD)	12,402	4					12,406	(221)
Average contractual Exchange rate	0.08	0.08
MXN/USD (1)
Contract amount (MXN)	15,947	1,851					17,798	0
Average contractual Exchange rate	12.20	12.76
CAD/USD (1)
Contract amount (CAD)	64,471	3,015					67,486	1,337
Average contractual Exchange rate	1.00	1.00
USD/CAD (1)
Contract amount (USD)	6,865	102					6,967	(244)
Average contractual Exchange rate	0.97	1.00
CAD/EUR (1)
Contract amount (CAD)	2,967	411					3,378	(26)
Average contractual Exchange rate	1.36	1.38
EUR/CAD (1)
Contract amount (EUR)	4,983	7					4,990	86
Average contractual Exchange rate	0.73	0.72
USD/SEK (1)
Contract amount (USD)	110						110	(38)
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	1,183	16					1,199	(70)
Average contractual Exchange rate	0.06	0.05
EUR/JOD (1)
Contract amount (EUR)	632						632	37
Average contractual Exchange rate	0.94
EUR/QAR (1)
Contract amount (EUR)	53	614					667	41
Average contractual Exchange rate	0.21	0.21
AUD/KWD (1)
Contract amount (AUD)	556						556	42
Average contractual Exchange rate	3.93
MXN/CAD (1)
Contract amount (MXN)	143,740	10,251					153,991	50
Average contractual Exchange rate	12.58	13.21
USD/GBP (1)
Contract amount (USD)	487		139				626	3
Average contractual Exchange rate	1.61		1.58

(1)	Telvent buys the first currency mentioned and sells the second currency.

(*)	Data in columns above include the one year period ranging from March 31, 201_ to March 31, 201_ +1 year (i.e. 2011 includes data from March 31, 2011 to March 31, 2012 and so on)

As of December 31, 2010	Expected Maturity Date
								Fair Value
In thousands	2011	2012	2013	2014	2015	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	15,226	33,772	22,317	—	—	—	71,315	(4,247)
Average contractual Exchange rate	1.25	1.24	1.22	—	—	—
EUR/USD (1)
Contract amount (EUR)	50,391	34,626	35,231	—	—	—	120,248	258
Average contractual Exchange rate	0.78	0.81	0.81	—	—	—
USD/MXN (1)
Contract amount (USD)	14,308	5	—	—	—	—	14,313	(296)
Average contractual Exchange rate	0.08	0.08	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	42,530	—	—	—	—	—	42,530	(228)
Average contractual Exchange rate	13.52	—	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	58,428	2,286	—	—	—	—	60,714	641
Average contractual Exchange rate	1.02	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	7,715	—	—	—	—	—	7,715	(220)
Average contractual Exchange rate	0.96	—	—	—	—	—
CAD/EUR (1)
Contract amount (CAD)	1,915	—	—	—	—	—	1,915	14
Average contractual Exchange rate	1.35	—	—	—	—	—
EUR/CAD (1)
Contract amount (EUR)	3,282	—	—	—	—	—	3,282	31
Average contractual Exchange rate	0.74	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	118	—	—	—	—	—	118	—
Average contractual Exchange rate	1.32	—	—	—	—	—
EUR/MXN (1)
Contract amount (EUR)	412	172	—	—	—	—	584	(81)
Average contractual Exchange rate	0.06	0.05	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	632	—	—	—	—	—	632	7
Average contractual Exchange rate	0.94	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	53	619	—	—	—	—	672	11
Average contractual Exchange rate	0.21	0.21	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	556	—	—	—	—	—	556	43
Average contractual Exchange rate	3.93	—	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	28	—	—	—	—	—	28	(2)
Average contractual Exchange rate	0.38	—	—	—	—	—

As of December 31, 2010	Expected Maturity Date
								Fair Value
In thousands	2011	2012	2013	2014	2015	Thereafter	Total	(€)
MXN/CAD (1)
Contract amount (MXN)	167,908	12,450	442	—	—	—	180,800	—
Average contractual Exchange rate	12.47	13.13	13.43	—	—	—
CAD/MXN (1)
Contract amount (CAD)	35	—	—	—	—	—	35	(1)
Average contractual Exchange rate	0.08	—	—	—	—	—
GBP/EUR (1)
Contract amount (GBP)	236	1,539	—	—	—	—	1,775	(19)
Average contractual Exchange rate	0.83	1.32	—	—	—	—
USD/GBP (1)
Contract amount (USD)	451	—	138	—	—	—	589	—
Average contractual Exchange rate	1.49	—	1.58	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.
Interest Rate Risk
     We are exposed also to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year of the applicable EURIBOR, the eurocurrency rate, the prime rate and/or the federal funds effective rate, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases associated with our variable-rate long term debt. These contracts mature between 2011 and 2024. Our exposure is limited to the premiums paid to purchase the caps. No premiums were paid in the three-month periods ended March 31, 2011 and 2010.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of March 31, 2011 and December 31, 2010, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options — contract amounts and weighted average strike prices; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; and debt obligations — fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of March 31, 2011	2011(*)	2012(*)	2013(*)	2014(*)	2015(*)	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	81,834	65,168	40,466	7,727	6,948	11,397	1,055
Average rate receivable	2.03%	2.08%	2.24%	4.09%	4.09%	4.09%

(*)	Data in columns above include the one year period ranging from March 31, 201_ to March 31, 201_ +1 year (i.e. 2011 includes data from March 31, 2011 to March 31, 2012 and so on)

	Expected Maturity Date
	(In thousands)
As of March 31, 2011	2011(*)	2012(*)	2013(*)	2014(*)	2015(*)	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	7,500	5,000	9,500	—	—	—	22,000	14,009
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	20,000	30,000	40,000	—	—	—	90,000	80,593
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	326	281	299	318	337	8,298	9,859	7,491
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurocurrency Revolving Loan in dollars 1.90% per annum, Eurocurrency Revolving Loan denominated in pesos, 0.0% per annum, Eurocurrency Term Loan 2.25% per annum per ABR loan 0.00% per annum.

(2)	Euribor plus spread of 3.00%, after March 23, 2011 based on Net Financial Debt/EBITDA of consolidated financial statement and can range between a minimum of 2.00% and a maximum of 3.00%.

(*)	Data in columns above include the one year period ranging from March 31, 201_ to March 31, 201_ +1 year (i.e. 2011 includes data from March 31, 2011 to March 31, 2012 and so on)

	Expected Maturity Date
	(In thousands)
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	81,338	64,646	7,916	7,148	6,339	5,488	701
Average strike price	2.01%	2.02%	2.06%	4.09%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	6,250	5,000	10,750	—	—	—	22,000	14,759
Average interest rate	(3)	(3)	(3)	(3)	(3)	(3)
Variable Rate (EUR)	10,000	20,000	30,000	40,000	—	—	100,000	86,173
Average interest rate	(4)	(4)	(4)	(4)	(4)	(4)
Variable Rate (EUR)	375	275	294	313	333	8,386	9,977	7,586
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(3)	Eurocurrency Revolving Loan in dollars 1.90% per annum, Eurocurrency Revolving Loan denominated in pesos, 0.0% per annum, Eurocurrency Term Loan 2.25% per annum per ABR loan 0.00% per annum.

(4)	Euribor plus spread of 3.00%, after March 23, 2011 based on Net Financial Debt/EBITDA of consolidated financial statement and can range between a minimum of 2.00% and a maximum of 3.00%.
     Further detail of the terms of our short-term and long-term debt are reflected in Note 8 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 7, 2011.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 7, 2011, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2010, we, under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Accounting Officer and our Chief Financial Officer and Head of Investors Relations, have performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control over Financial Reporting” included in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2010, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2010. There has been no change to our system of internal control over financial reporting that occurred during the three-month period ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
     A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2010, there has been no material changes or developments with regard to our disclosed legal proceedings.
     B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 7, 2011. There have been no material changes from the risk factors as previously disclosed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González Domínguez
	Name:	Ignacio González Domínguez
	Title:	Chief Executive Officer
Date: May 20, 2011

     Exhibits
4.1	Credit Agreement, dated May 16, 2011, by and among Telvent Canada LTD., Telvent USA Corporation and Telvent DTN, Inc., as borrowers, Telvent GIT, S.A. as guarantor, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, Fifth Third Bank N.A., as syndication agent and as a lender, KeyBank National Association, as documentation agent and as a lender, PNC Bank N.A. as a lender, and SunTrust Bank, as a lender.